[redacted]

08030568

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42468

BEST AVAILABLE COPY

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manning & Napier Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 Woodcliff Drive
(No. and Street)

Fairport	New York	14450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT Beth Galusha (585) 325-6880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1100 Bausch & Lomb Place	Rochester	New York	14604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BEST AVAILABLE COPY

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Beth Galusha, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manning & Napier Investor Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELE BINGO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BI6161917
Qualified in Monroe County
My Commission Expires February 26, 2011

Michele Bingo
Notary Public

Beth H. Galusha
Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Auditors on Internal Control Structure Required by SEC. Rule 17a-5 (under separate cover)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Manning & Napier Investor Services, Inc.
Statements of Financial Condition
December 31, 2007 and 2006

	2007	2006
Assets		
Cash	$ 350,067	$ 164,939
Prepaid and other assets	71,507	57,993
	$ 421,574	$ 222,932
Liabilities and Shareholders' Equity		
Liabilities		
Accounts payable	$ 91	182
Accrued expenses	28,160	28,261
Stock purchase note payable	2,434	696
Total liabilities other than shares	30,685	29,139
Shares subject to mandatory redemption	91,789	51,884
Shareholders' Equity		
Common stock, $0.01 par value - authorized, 4,775,950 shares; issued and outstanding, 2,454,428 shares as of December 31, 2007 and 2006	24,544	24,544
Additional paid-in capital	251,136	251,136
Treasury stock, 123,755 and 220,330 shares - at cost, as of December 31, 2007 and 2006, respectively	(670)	(537)
Excess of common stock and accumulated deficit attributable to shares subject to mandatory redemption and over redemption amount (Note 6)	145,875	48,321
Accumulated deficit	(117,790)	(179,195)
Stock subscriptions receivable	(3,995)	(2,360)
Total shareholders' equity	299,100	141,909
	$ 421,574	$ 222,932

The accompanying notes are an integral part of these financial statements.

END